UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of June 2023
Commission File Number: 001-38281
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PHAXIAM Therapeutics S.A.
(formerly ERYTECH Pharma S.A.)

(Translation of registrant’s name into English)
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60 Avenue Rockefeller
69008 Lyon France
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
 Form 20-F ☒             Form 40-F ☐

INCORPORATION BY REFERENCE
This Report on Form 6-K and Exhibits 99.1 and 99.2 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File Nos. 333-248953 and 333-259690) and registration statements on Form S-8 (File Nos. 333-222673, 333-232670, 333-239429, 333-255900 and 333-265927), of ERYTECH Pharma S.A. (“ERYTECH” or the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Press Release dated June 23, 2023

On June 23, 2023, ERYTECH issued a press release announcing that all resolutions for which the Company’s Board of Directors recommended a vote in favor, including the approval of the merger with Pherecydes, were adopted by its shareholders at the Combined General Meeting that was held on June 23, 2023.

The full text of the press release is attached as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

Press Release dated June 26, 2023

On June 26, 2023, the Company issued an additional press release announcing the implementation of the merger with Pherecydes, including changing the Company’s name from “ERYTECH Pharma S.A.” to “PHAXIAM Therapeutics S.A.” (such post-transaction entity, the “Combined Company”), effective June 23, 2023. The Company also intends to change its ticker symbol from “ERYP” to “PHXM” on both Euronext and The Nasdaq Stock Market.

As described in the press release, the composition of the Board of Directors of the Combined Company is as follows:
•Didier Hoch, Chairman
•Gil Beyen, Vice Chairman
•Philippe Archinard, Director
•Martine George, Director
•Eric Leire, Director
•Leila Nicolas (representing Go Capital), Director
•Guy Rigaud, Board Observer
•Robert Sebbag, Director
•Hilde Windels, Director

The executive officers of the Combined Company include:
•Thibaut du Fayet, Chief Executive Officer
•Eric Soyer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Executive Officer
•Jérôme Bailly, Chief Quality Officer and Deputy Chief Executive Officer
•Pascal Birman, Chief Medical Officer
•Céline Breda, CTO
•Karine Charton, CBO
•Cindy Fevre, CSO
•Anne-Cécile Fumey, VP HR
•Frédérique Vieville, CRO

The full text of the press release is attached as Exhibit 99.2 to this Report on Form 6-K and incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated June 23, 2023.
99.2	Press Release dated June 26, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHAXIAM Therapeutics S.A. (formely ERYTECH Pharma S.A.)

Date:	June 28, 2023	By:	/s/ Eric Soyer
Name Eric Soyer
Title: Deputy Chief Executive Officer, Chief Financial Officer and Chief Operating Officer